Mail Stop 4561

July 19, 2006

Mr. Robert J. Ambrosi
Chairman and President
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

   Re: **ARC Corporate Realty Trust, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 1, 2006
     Form 10-Q for Fiscal Quarter Ended March 31, 2006
     Filed May 10, 2006
     File No. 0-50727

Dear Mr. Ambrosi:

We have reviewed your above reference filings and, in addition to the comments outstanding from our letter dated July 7, 2006, we have the following additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 5. Investment in Triangle Plaza II, page 44

1. We note that the most recent financial information available for Triangle Plaza II is as of September 30, 2005 in both this filing and your Form 10-Q for the quarter ended March 31, 2006. Please tell us your basis for continuing to report equity in earnings of Triangle Plaza for these periods despite the lack of available financial information. Refer to paragraph 19(g) of APB 18.

   As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant